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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 10-C

                   Report by Issuer of Securities Quoted on NASDAQ
                             Interdealer Quotation System
                    Filed Pursuant to Section 13 or 15(d) of the
                           Securities Exchange Act of 1934

                            Industrial Training Corporation
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                    (Exact name of issuer as specified in charter)

                 13515 Dulles Technology Drive, Herndon, Virginia 22071
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                       (Address of principal executive offices)

     Issuer's telephone number, including area code (703) 713-3335
                                                     ------------------
                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.       Title of security Common Stock, $.10 par value
                                ------------------------------------------
     2.       Number of shares outstanding before the change  2,480,088
                                                             -------------
     3.       Number of shares outstanding after the change   3,355,088
                                                            --------------
     4.       Effective date of change  October 4, 1995
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     5.       Method of change:

                      Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

        Additional shares of common stock, par value $.10, sold at      9.75
     per share pursuant to a public offering by Industrial Training Corporation and selling shareholders on October 4, 1995.

                            II.  CHANGE IN NAME OF ISSUER

     1.       Name prior to change N/A
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     2.       Name after change N/A
                                ------------------------------------------
     3.       Effective date of charter amendment changing name N/A
                                                                ----------
     4.       Date of shareholder approval of change, if required N/A
                                                                  --------
     Date    October 6, 1995              /s/ James H. Walton
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                                       (Officer's signature and title)
                                       James H. Walton, Chairman of
                                       the Board, President and Chief
                                       Executive Officer
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